EXHIBIT 99.1

Argonaut Gold and Alio Gold Merger: Reminder to Vote

TORONTO and VANCOUVER, British Columbia, May 13, 2020 (GLOBE NEWSWIRE) -- Argonaut Gold Inc. (“Argonaut” or “Argonaut Gold”) (TSX: AR) and Alio Gold Inc. (“Alio” or “Alio Gold”) (TSX, NYSE-A: ALO) would like to remind shareholders and certain securityholders (in the case of Alio) that they have until 11:30 a.m. (Eastern time) or 8:30 a.m. (Pacific time) on Friday May 15, 2020 to vote their shares or securities by proxy at the companies’ respective upcoming Annual and Special Meetings.

Each of the Argonaut Gold and Alio Gold Board of Directors has unanimously recommended that the shareholders and certain securityholders (in the case of Alio) of their respective companies vote FOR each of the proposed resolutions to be considered at their respective Annual and Special Meetings.  In addition, both Institutional Shareholder Services and Glass, Lewis & Co., two leading independent third party proxy advisory firms, have issued positive reviews of the proposed merger of Argonaut and Alio, and both recommend that shareholders vote in favour of the resolutions to be voted upon at the Annual and Special Meetings of Argonaut Gold and Alio Gold to be held on May 20, 2020.

Argonaut and Alio shareholders of record at the close of business on March 30, 2020 and April 14, 2020, respectively, are eligible to vote their common shares and registered holders of options, RSUs, PSUs and DSUs of Alio at the close of business on April 14, 2020 are eligible to vote those securities on the resolution to approve the Argonaut Gold and Alio Gold merger.  Full details of the proposed merger and the matters to be voted on at the meeting are described in the joint management information circular and related meeting materials that were mailed to shareholders and holders of Alio options, RSUs, PSUs and DSUs on April 22, 2020.  All of the meeting materials can be downloaded from Argonaut’s website at http://www.argonautgold.com/ and from Alio’s website at http://www.aliogold.com/ and also from each company’s profile on SEDAR at www.sedar.com.

Shareholders and holders of Alio options, RSUs, PSUs and DSUs are encouraged to vote today using the internet or telephone to ensure that your vote is received in a timely manner.

Argonaut Gold shareholders who have questions or need assistance with voting their shares, can contact the Argonaut Proxy Solicitation Agent, Gryphon Advisors Inc.

Gryphon Advisors Inc.
North American Toll Free: 1-877-353-5209
Calls Outside North America: 1-416-661-6592
Email: inquiries@gryphonadvisors.ca

Alio Gold securityholders who have questions or need assistance with voting their shares, options, RSUs, PSUs and/or DSUs, can contact the Alio Proxy Solicitation Agent, Laurel Hill Advisory Group.

Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

To proactively deal with the unprecedented public health impact of COVID-19, both meetings will be held in a virtual only format.

The Argonaut meeting will be conducted via live online audio only at https://web.lumiagm.com/221570123 at 11:30 am EDT on May 20, 2020.

The Alio meeting will be conducted via live audio webcast only at https://web.lumiagm.com/264350037 at 8:30 am PDT on May 20, 2020.

About Argonaut

Argonaut Gold is a Canadian gold company engaged in exploration, mine development and production.  Its primary assets are the El Castillo mine and San Agustin mine, which together form the El Castillo Complex in Durango, Mexico and the La Colorada mine in Sonora, Mexico.  Advanced exploration projects include the Cerro del Gallo project in Guanajuato, Mexico and the Magino project in Ontario, Canada.  The Company continues to hold the San Antonio advanced exploration project in Baja California Sur, Mexico and several exploration stage projects, all of which are located in North America.

About Alio

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:

Dan Symons
VP, Investor Relations
Argonaut Gold Inc.
Tel:  416-915-3107
dan.symons@argonautgold.com

Paul Jones
SVP, Corporate Development
Alio Gold Inc.
Tel: 604-638-8949
paul.jones@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE American accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements
This press release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of Argonaut Gold and Alio Gold. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Argonaut and Alio; expectations with respect to future cash flows from operations, net debt and financial results; the successful completion of proposed acquisitions; metal or mineral recoveries; synergies and financial impact of completed acquisitions; the benefits of the development potential of the properties of Argonaut and Alio; the future price of gold, copper, and silver; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; market volatility and disruptions in many aspects of Argonaut’s and Alio’s business due to a pandemic virus outbreak, such as COVID-19, resulting from government policies restricting mobility assembly, or contact with, employees and suppliers across the global supply chain; and currency exchange rate fluctuations. Except for statements of historical fact relating to Argonaut or Alio, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of the management of Argonaut or Alio at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Argonaut or Alio and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include risks of the mining industry, the spread of COVID-19 and the impact of government policies to ameliorate COVID-19, failure of plant, equipment or processes to operate as anticipated, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and labour disputes.

These factors are discussed in greater detail in Argonaut’s and Alio’s (i) most recent Annual Information Forms, and (ii) most recent Management Discussion and Analysis, which are each filed on Argonaut’s and Alio’s respective SEDAR profiles and provide additional general assumptions in connection with these statements. Argonaut and Alio caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Argonaut and Alio believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this presentation should not be unduly relied upon. These statements speak only as of the date of this presentation.

Although Argonaut and Alio have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Neither Argonaut nor Alio undertakes any obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this document.

Source: Argonaut Gold Inc.

Source: Alio Gold Inc.